09059440

S
COMMISSION
549

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response...12.00

SEC FILE NUMBER
8-65366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northwater Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Suite 9800
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Hart **312-834-0071**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Dan Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwater Capital Markets, LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Daniel Hart 2-25-09
Signature

Principal
Title

Elizabeth A. Iozzo
Notary Public

"OFFICIAL SEAL"
ELIZABETH A. IOZZO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/06/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWATER CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

NORTHWATER CAPITAL MARKETS, LLC

We have audited the statements of financial condition of Northwater Capital Markets, LLC as of December 31, 2008 and 2007 and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Northwater Capital Markets, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 23, 2008

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
ASSETS		
Cash	$ 31,500	$ 46,787
Prepaids	-	308
Deposits	425	900
Goodwill	30,000	132,110
TOTAL ASSETS	$ 61,925	$ 180,105
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 7,277	$ 345
TOTAL LIABILITIES	7,277	345
MEMBER'S EQUITY		
MEMBER'S EQUITY		
Member's equity	54,648	179,760
TOTAL MEMBER'S EQUITY	54,648	179,760
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 61,925	$ 180,105

See Notes to Financial Statements

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
FINRA payment	$ -	$ 35,000
Introduction fees	400	111,627
TOTAL REVENUES	400	146,627
OPERATING EXPENSES	23,402	118,835
OPERATING INCOME (LOSS)	(23,002)	(118,835)
OTHER INCOME		
Goodwill impairment	(102,110)	
TOTAL OTHER INCOME (EXPENSE)	(102,110)	-
INCOME (LOSS) BEFORE INCOME TAXES	(125,112)	(118,835)
INCOME TAX (BENEFIT) EXPENSE	-	-
NET INCOME (LOSS)	$ (125,112)	$ 27,792

See Notes to Financial Statements

NORTHWATER CAPITAL MARKETS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Years Ended December 31, 2008 and 2007

	Total Member's Equity
Balance, December 31, 2006	$ 16,075
Net income (loss)	27,792
Capital distribution	(37,202)
Capital contribution	173,095
Balance, December 31, 2007	179,760
Net income (loss)	(125,112)
Balance, December 31, 2008	$ 54,648

See Notes to Financial Statements

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (125,112)	$ 27,792
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Impairment of goodwill	102,110	-
Decrease (increase) in operating assets:		
Accounts receivable	-	25
Prepaids	308	4,592
Deposits	475	(809)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	6,932	(6,592)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(15,287)	25,008
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	-	40,985
Distributions	-	(37,202)
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	3,783
NET INCREASE (DECREASE) IN CASH	(15,287)	28,791
CASH, BEGINNING OF YEAR	46,787	17,996
CASH, END OF YEAR	$ 31,500	$ 46,787
NONCASH INVESTING ACTIVITIES		
Impairment of goodwill	$ 102,110	$ 0
Goodwill contributed	-	132,110
TOTAL NONCASH INVESTING	$ 102,110	$ 132,110

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Rearden Securities, LLC was sold to Northwater Capital Markets, Inc. effective October 17, 2007. Rearden Securitas, LLC changed its name to Northwater Capital Markets, LLC (the Company) during 2008. The Company received approval of membership by FINRA during 2008 and began operations as a broker dealer. The Company's operations include referral services for investment banking opportunities.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statement of financial condition.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2010.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

Income taxes - The Company is a limited liability company, and as such, is taxed as a partnership. As a result, its member's separately account for their prorata share of the entity's items of income, deduction, losses, and credits. Therefore, the financial statements do not include an accrual for corporate income taxes.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill – Cost of the investment in the Company in excess of the underlying fair value of the net assets at the date of the acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill is to be written down to fair value and a corresponding impairment loss recognized.

(1) Nature of business and significant accounting policies (continued)

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company was required to adopt the provisions of SFAS 157 in 2008. The adoption of the pronouncement's provisions do not have a significant effect on the financial statements.

FIN 48 – In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital as defined by Rule 15c3-1 of $24,223, which exceeds its required net capital of $5,000 by $19,223. The Company's ratio of aggregate indebtedness to net capital was .30 to 1 at December 31, 2008.

(3) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(4) Related party transaction

The Company shared office space in Chicago, Illinois with its previous owner. The Company incurred amounts for rent and other services totaling $3,300 during 2007. During 2008 the Company paid its president $3,150 for management service.

(5) Member's equity

During the years ended December 31, 2008 and 2007, the Company's members made cash capital contributions of $0 and $40,985 respectively. In addition, Northwater contributed $132,110 of goodwill associated with its acquisition of the Company during the year ended December 31, 2007. The Company recognized a $102,000 loss on the impairment of the contributed goodwill during year end December 31, 2008.

(6) Financial Industry Regulatory Authority

Effective July 2007 The NASD and The New York Stock Exchange member regulation functions consolidated to form a new Broker Dealer compliance organization called Financial Industry Regulatory Authority (FINRA). In order to facilitate the merger each NASD member organization was paid $35,000. This fee is included in revenues in 2007.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

NORTHWATER CAPITAL MARKETS, LLC

We have audited the financial statements of Northwater Capital Markets, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 23, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Northwater Capital Markets, LLC taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Northwater Capital Markets, LLC's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as a material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Minneapolis, Minnesota
February 23, 2008

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

NORTHWATER CAPITAL MARKETS, LLC

We have audited the financial statements of Northwater Capital Markets, LLC as of and for the year ended December 31, 2008. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 23, 2008

NORTHWATER CAPITAL MARKETS, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2008
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 54,648
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			54,648
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non allowable assets		
5. Total capital and allowable subordinated liabilities			54,648
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 30,425	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	30,425
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions			24,223
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 24,223

See Report on Additional Information

NORTHWATER CAPITAL MARKETS, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2008
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	485
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	19,223
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	23,495

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	7,277
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	7,277
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.30

See Report on Additional Information

NORTHWATER CAPITAL MARKETS, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2008)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 29,938
Net audit adjustments:	
Acccrual of additional accounts payable	(5,715)
Net capital as reported on line 10 of Schedule I	$ 24,223

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 1,562
Net audit adjustments:	
Acccrual of additional accounts payable	5,715
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 7,277

NORTHWATER CAPITAL MARKETS, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2008
STATEMENT PURSUANT TO 15c 3-3 SECURITIES EXCHANGE ACT OF 1934

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements for possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(ii) of the rule.

END